Mail Stop 3561

October 30, 2006

Mr. Xu Jie Bo
  Chief Financial Officer
CHINA SOUTHERN AIRLINES COMPANY LIMITED
278 Ji Chang Road
Guangzhou
The People's Republic of China 510405

> **Re: China Southern Airlines Company Limited**
> **Form 20-F for the year ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 1-14660**

Dear Mr. Xu:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 20-F (Fiscal Year Ended December 31, 2005)

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please ensure to include the name of the independent registered public accounting firm on the audit report. We note you inadvertently did not disclose that KPMG are the auditors.

Note 2(d)(ii) Leased assets, page F-14

2.   We note you charge contingent rentals on operating leases to expense as incurred. Please tell us the nature of these contingent rentals.

Note 2(u) Maintenance and overhaul costs, page F-24

and

Note 51. Significant Differences Between IFRS and U.S. GAAP, page F-82

(g) Provisions for major overhauls

3.   See your disclosure in Note 2(u). For U.S. GAAP purposes, you record a liability at the outset of the operating leases for the fair value of the contractual obligation to perform overhauls. Please clarify for us whether the liability reflects all expected overhauls for the life of the lease or just the cost of the last expected overhaul. In addition, please tell us whether the liability is discounted to its present value. Please note that we believe the lease return costs should be accounted for in a manner similar to the accounting for contingent rent, that is, recognized over the remaining life of the lease in accordance with EITF Issue 98-9, "Accounting for Contingent Rent." The objective is to recognize the expense for lease return costs as the related aircraft hours accumulate, beginning when it is probable that such costs will be incurred and they can be estimated. We believe these costs become probable and the amount can be estimated only near the end of the lease term (that is, after the aircraft has completed its last maintenance cycle prior to being returned.) Please advise how your policy complies with U.S. GAAP, or provide an adjustment in the U.S. GAAP reconciliation footnote.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Mr. Lyn F. Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief